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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
Amendment No.                 )*
HealthSouth Corporation

(Name of Issuer)
Common Stock, $0.01 par value

(Title of Class of Securities)
421924 10 1

(CUSIP Number)

East Peak Partners, L.P. One Market, Spear St. Tower, Suite 3780 San Francisco, CA 94105 (415) 675-3200

with a copy to:

Phillip Gordon Perkins Coie LLP 131 S. Dearborn Street, Suite 1700 Chicago, IL 60603-5559

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
August 6, 2007

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 24013d-1(f) or 24013d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	421924 10 1	Page	2	of	12

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
East Peak Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

California

	7	SOLE VOTING POWER:

NUMBER OF		4,000,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		4,000,000

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,000,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

5.08%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

CUSIP No.	421924 10 1	Page	3	of	12

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
JGE Capital Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

California

	7	SOLE VOTING POWER:

NUMBER OF		4,080,000 (see Item 5)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		4,080,000 (see Item 5)

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,080,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

5.18%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

CUSIP No.	421924 10 1	Page	4	of	12

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Jeffrey G. Edwards

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC, PF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		4,121,560 (see Item 5)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		4,121,560 (see Item 5)

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,121,560

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

5.23%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

Item 1. Security and Issuer.
     The class of securities to which this statement relates is the common stock, par value $0.01 per share (the “Common Stock”) of HealthSouth Corporation (the “Issuer”), a Delaware corporation whose principal place of business and executive offices are located at One HealthSouth Parkway, Birmingham, AL 35243.
Item 2. Identity and Background.
     (a) This statement is being filed by the following persons: East Peak Partners, L.P., a California limited partnership (“East Peak”), JGE Capital Management, LLC, a California limited liability company (“JGE Capital”) and Jeffrey G. Edwards (“Edwards”) (collectively, the “Reporting Persons”) pursuant to Rule 13d1(k)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Act”). The sole general partner of East Peak is JGE Capital. The President of JGE Capital is Mr. Edwards. The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.
     (b) - (c)
     East Peak
     East Peak is a California limited partnership, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities. The principal business address of East Peak, which also serves as its principal office, is One Market, Spear St. Tower, Suite 3780, San Francisco, California 94105. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to JGE Capital, the sole general partner of East Peak, is set forth below.
     JGE Capital
     JGE Capital is a California limited liability company, the principal business of which is serving as the sole general partner of East Peak. The principal business address of JGE Capital, which also serves as its principal office, is One Market, Spear St. Tower, Suite 3780, San Francisco, California 94105. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to Mr. Edwards, the President of JGE Capital is set forth below.
     Edwards
     Mr. Edwards’ business address is One Market, Spear St. Tower, Suite 3780, San Francisco, California 94105. His present principal occupation is serving as the President of JGE Capital. The principal business of JGE Capital is serving as the sole general partner of East Peak. The principal address of JGE Capital, which also serves as its principal office, is One Market, Spear St. Tower, Suite 3780, San Francisco, California 94105. Mr. Edwards is the sole controlling person of JGE Capital, the sole general partner of East Peak.
     There are no directors of JGE Capital. Mr. Edwards is the President of JGE Capital. The only other executive officers of JGE Capital are his wife Victoria J. Edwards, who serves as Treasurer of JGE Capital, and Cheryl M. Thompson, Chief Operating Officer. The business address for both Mrs. Edwards and Ms. Thompson is One Market, Spear St. Tower, Suite 3780, San Francisco, California 94015. Mrs. Edwards’ principal occupation is homemaker. Ms. Thompson’s principal occupation is to serve as Chief Operating Officer of JGE Capital.

     (d) and (e)
     None of the Reporting Persons nor any other person named in this Item 2 has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.
     (f) All of the natural persons identified in this Item 2 are citizens of the United States of America.
Item 3. Source and Amount of Funds or Other Consideration.
     The source and amount of the funds used or to be used by the Reporting Persons to purchase shares of the Issuer’s Common Stock (the “Shares”) are as follows:

Name	No. of Shares	Source of Funds	Amount of Funds
East Peak	4,000,000	Working Capital	$86,433,419.32

JGE Capital	80,000	Other	$1,642,700.00

Edwards	41,560	Personal Funds	$791,000.41
As used herein, the term “Working Capital” includes income from the business operations of the entity and funds committed to the entity plus sums borrowed from banks and brokerage firm margin accounts to operate such business in general. None of the funds reported herein were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Shares.
Item 4. Purpose of Transaction.
     The Reporting Persons have acquired the Shares reported herein for investment purposes. Consistent with such purposes, the Report Persons have had, and may have in the future, discussions with management of the Issuer and may make suggestions concerning the Issuer’s operations, prospects, business and financial strategies, assets and liabilities, business and financing alternatives and such other matters as the Reporting Persons may deem relevant to their investments in the Shares. The Reporting Persons expect that they will, from time to time, review their investment positions in the Issuer and may, depending on market and other conditions, increase or decrease their investment positions.

     Whether the Reporting Persons purchase any additional Shares or dispose of any Shares, and the amount and timing of any such transactions, will depend upon the Reporting Persons’ individual continuing assessments of pertinent factors, including the availability of Shares for purchase at particular price levels, the Issuer’s and the Reporting Person’s businesses and prospects, other business investment opportunities available to the Reporting Persons, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the Board of directors and management of the Issuer, the availability and nature of opportunities to dispose of the Reporting Persons’ interests in the Issuer and other plans and requirements of the Reporting Persons. Depending upon their individual assessments of these factors from time to time, the Reporting Persons may change their present intentions as stated above, including determining to acquire additional Shares (by means of open market or privately negotiated purchases) or to dispose of some or all of the Shares held by them or under their control.
     Except as stated above, none of the Reporting Persons has any plans or proposals of the types referred to in clauses (a) through (j) of Item 4 of Schedule 13D, as promulgated by the Securities and Exchange Commission.
Item 5. Interest in Securities of the Issuer.
     (a) Percentage interest calculations for each of the Reporting Persons are based on the Issuer having 78,735,788 shares of Common Stock outstanding as of April 30, 2007, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 9, 2007.
     (b) East Peak. The aggregate number of Shares that East Peak owns beneficially pursuant to Rule 13d-3 of the Act, is 4,000,000 Shares, which constitutes approximately 5.08% of the outstanding shares of Common Stock.
     JGE Capital. Because of its position as the sole general partner of East Peak, JGE Capital may, pursuant to Rule 13d-3 of the Act, be deemed to be beneficial owner of the 4,000,000 Shares beneficially held by East Peak. In addition, JGE Capital manages certain individual accounts not associated with East Peak (the “Other Managed Accounts” as identified in Schedule I) holding an aggregate of 80,000 Shares. Therefore, JGE Capital may be deemed to be the beneficial owner of an aggregate of 4,080,000 shares, which constitutes approximately 5.18% of the outstanding shares of Common Stock.
     Edwards. Because of his position as the control person of JGE Capital, Mr. Edwards may, pursuant to Rule 13d-3 of the Act, be deemed to be beneficial owner of the 4,080,000 Shares beneficially owned by JGE Capital. In addition, Mr. Edwards manages certain accounts for members of his immediate family and other family members (the “Edwards Family Accounts” as identified on Schedule I) holding an aggregate of 41,560 Shares. Therefore, Mr. Edwards may be deemed to be the beneficial owner of an aggregate of 4,121,560 Shares, which constitutes approximately 5.23% of the outstanding shares of Common Stock.
     (c) During the period beginning sixty (60) days prior to August 8, 2007 and ending on the date of this filing, East Peak has purchased in open market transactions on the New York Stock Exchange shares of Common Stock as set forth in Schedule II attached hereto.
     Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to this Item 5 has effected any transaction in shares of the Common Stock during the period beginning sixty (60) days prior to August 8, 2007 and ending on the date hereof.
     (d) Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares owned by such Reporting Person except that the persons who have pecuniary interest in the Other Managed Accounts and the Edwards Family Accounts are entitled to receive dividends from, or the proceeds from the sale of, the shares held in such accounts.
     (e) It is inapplicable for the purposes herein to state the date in which the Reporting Persons ceased to be the owners of more than five percent (5%) of the outstanding shares of Common Stock.
Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.
     Except as set forth herein or in the Exhibits filed herewith, there are no other contracts, arrangements, understandings or relationships of the type required to be disclosed in response to Item 6 of Schedule 13D of the Act with respect to the Shares owned by the Reporting Persons.
Item 7. Material to be Filed as Exhibits.

Exhibit	Document Description
A	Agreement Pursuant to Rule 13d-1(k)(1)(iii)

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
DATED: August 8, 2007

EAST PEAK PARTNERS, L.P.
By: JGE CAPITAL MANAGEMENT, LLC
Its: General Partner

By:	/s/ Jeffrey G. Edwards

Jeffrey G. Edwards
Its: President

JGE CAPITAL MANAGEMENT, LLC

By:	/s/ Jeffrey G. Edwards

Jeffrey G. Edwards
Its: President

/s/ Jeffrey G. Edwards

Jeffrey G. Edwards

SCHEDULE I TO SCHEDULE 13D FOR EAST PEAK PARTNERS, L.P.

Other Managed Accounts
Holder	Number of Shares
3269965 Canada Inc.	20,000
David A. Duffield Trust	20,000
Nevada Pacific Development	40,000

Edwards Family Accounts
Holder	Number of Shares
Edwards Family Trust	20,000
Edwards, Jeffrey Charles	1,700
Edwards, Jeffrey G. — IRA	10,000
Edwards, Griffin Glynn	900
Edwards, Victoria J. — IRA	800
Edwards Non-Exempt Marital Trust	3,000
Edwards, Judith Griffin Revocable Trust	4,000
Edwards, Gene M. Trust	200
Edwards, Judith Griffin — IRA	800
Beritzhof, Christian B.	20
Moreland, Margaret	20
Dagley, Johnson Carlton	100
Moreland, Claire	20

SCHEDULE II TO SCHEDULE 13D FOR EAST PEAK PARTNERS, L.P.

	Date of		Number		Price Per	Where/How
Reporting Person	Transaction	Type	of Shares	Total Cost	Share	Transaction Effected
East Peak Partners, L.P.	7/2/2007	Buy	55,800	$1,027,423.08	$18.4126	Open Market/Broker
East Peak Partners, L.P.	7/3/2007	Buy	25,900	$484,570.87	$18.7093	Open Market/Broker
East Peak Partners, L.P.	7/5/2007	Buy	18,300	$343,042.65	$18.7455	Open Market/Broker
East Peak Partners, L.P.	7/6/2007	Buy	89,300	$1,675,518.04	$18.7628	Open Market/Broker
East Peak Partners, L.P.	7/9/2007	Buy	69,400	$1,302,547.78	$18.7687	Open Market/Broker
East Peak Partners, L.P.	7/9/2007	Buy	10,700	$200,816.53	$18.7679	Open Market/Broker
East Peak Partners, L.P.	7/10/2007	Buy	30,600	$575,010.72	$18.7912	Open Market/Broker
East Peak Partners, L.P.	7/11/2007	Buy	100,000	$1,877,610.00	$18.7761	Open Market/Broker
East Peak Partners, L.P.	7/12/2007	Buy	100,000	$1,883,750.00	$18.8375	Open Market/Broker
East Peak Partners, L.P.	7/30/2007	Buy	183,100	$3,029,627.53	$16.5463	Open Market/Broker
East Peak Partners, L.P.	7/31/2007	Buy	20,000	$333,200.00	$16.6600	Open Market/Broker
East Peak Partners, L.P.	7/31/2007	Buy	100,000	$1,616,120.00	$16.1612	Open Market/Broker
East Peak Partners, L.P.	7/31/2007	Buy	96,900	$1,599,024.42	$16.5018	Open Market/Broker
East Peak Partners, L.P.	8/2/2007	Buy	5,000	$76,680.00	$15.3360	Open Market/Broker
East Peak Partners, L.P.	8/3/2007	Buy	85,000	$1,295,068.50	$15.2361	Open Market/Broker
East Peak Partners, L.P.	8/6/2007	Buy	10,000	$151,170.00	$15.1170	Open Market/Broker

EXHIBIT A
     Pursuant to Rule 13d-1(k) (1) (iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the statement to which this Exhibit is attached is filed on behalf of each of them in the capacities set forth herein below.
DATED: August 8, 2007

EAST PEAK PARTNERS, L.P.
By: JGE CAPITAL MANAGEMENT, LLC
Its: General Partner

By:	/s/ Jeffrey G. Edwards

Jeffrey G. Edwards
Its: President

JGE CAPITAL MANAGEMENT, LLC

By:	/s/ Jeffrey G. Edwards

Jeffrey G. Edwards
Its: President

/s/ Jeffrey G. Edwards

Jeffrey G. Edwards